REDCORP

NEWS RELEASE


03024517

News Release 03-04

Tulsequah Project Exploration Program Commences

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that its wholly-owned subsidiary, Redfern Resources Ltd., has completed the initial mobilization of drilling equipment, support supplies and personnel to the Tulsequah Project in northwest British Columbia. Redfern intends to complete further exploration drilling to locate extensions to the existing resources at the Tulsequah Chief Mine. A total of $1.6 million in flow through funds is dedicated to this program to complete a minimum of 8,000 meters of drilling from both surface and underground locations. Initial drilling will be from surface to test targets on the "F" anticline structure adjacent to the "H" Syncline where most of the current resources have been defined. Mineralization on the "H" syncline has been defined over a plunge length of 750 meters and remains open at depth. The "F" anticline structure contains massive sulphide mineralization identified by previous drilling in the 1950's production period. The planned drilling will investigate extensions of this zone down-dip and plunge of the fold structure which is essentially untested by previous drilling.

An underground rehabilitation program has commenced to prepare the 5400 level (120m level) adit access for the underground drilling program. Approximately 2,000 meters of surface drilling is planned with the remaining 6,000 meters of drilling to be completed from the underground sites.

The Tulsequah Project, which received its Project Approval Certificate on December 13 2002, incorporates a previously reported historical resource estimate as follows:

Category	Tonnes	Au, gpt	Ag, gpt	Cu %	Pb %	Zn %
Measured and Indicated	5,940,000	2.59	107.41	1.42	1.26	6.72
Inferred	3,000,000	2.42	107.86	1.10	1.19	6.38

This resource was estimated in compliance with the former National Policy 2A standard. The technical report to accompany the resource estimate was the 1995 Feasibility Study by Rescan Engineering Ltd. This historical estimate is relevant as it is the most recent estimate completed for the project. The reliability of the estimate is compatible with the standards set by National Instrument 43-101.

The drilling program has been contracted to Hy-Tech Drilling Ltd. of Smithers BC. Assay and analytical work will be conducted by Eco-Tech Laboratories Ltd. of Kamloops BC with checks

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330

REDCORP

NEWS RELEASE

May 15, 2003 News Release 03-03

BROKERED PRIVATE PLACEMENT FINANCING CLOSED

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that it has raised $2,400,000 on closing May 14, 2003 of its previously announced private placement financing. Dundee Securities Corporation was lead Agent for the financing which raised $1,600,000 through the sale of 8,000,000 flow-through common shares at a price of $0.20 per flow-through common share and an additional $800,000 through the sale of 4,000,000 Units at a price of $0.20 per Unit. Each Unit consists of one common share and one full non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional share at a price of $0.25 on or before May 14, 2005. All securities issued under the financing are subject to a four month hold period expiring September 15, 2003.

The gross proceeds from the sale of the flow-through shares will be used by the Company's wholly-owned subsidiary, Redfern Resources Ltd., for the exploration of its Tulsequah Chief property located in British Columbia, Canada. The net proceeds from the sale of the Units will be used for general working capital purposes.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 □ Fax: 604 669 5330



NEWS RELEASE

April 29, 2003

News Release 03-02

Increased from $1,800,000 to $2,200,000
AMENDED BROKERED PRIVATE PLACEMENT

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") announces that, subject to regulatory acceptance, it has agreed to increase the size and amend the terms of its previously announced private placement with "accredited investors" in British Columbia, Alberta, Ontario or the United States of America through Dundee Securities Corporation and any agents appointed by Dundee Securities Corporation (the "Agent") for up to 3 million units at a price of $0.20 per unit (the "Units") to raise up to $600,000 with an option for the Agent to increase the Unit placement to up to 4 million Units to raise up to $800,000. Each Unit will consist of one common share and one full non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional share at a price of $0.25 for two years from closing. In addition, the Agent will place up to 8 million flow-through common shares at a price of $0.20 per flow-through share (the "Flow-Through Shares") to raise up to an additional $1,600,000.

The Agent will be paid a cash fee equal to 8.0% of the gross proceeds raised in the offering. In addition, the Agent will receive broker warrants exercisable for common shares equal in number to 8.0% of the number of Units and Flow-Through Shares sold. The broker warrants will be exercisable at a price of $0.20 per common share for a period of 12 months following the Closing Date.

The gross proceeds from the sale of the Flow-Through Shares will be used by the Company's wholly-owned subsidiary, Redfern Resources Ltd., for the exploration of its Tulsequah Chief property located in British Columbia, Canada. The net proceeds from the sale of the Units will be used for general working capital purposes. Closing is expected to occur on or about May 13, 2003, or such other date as is agreed to between the Company and the Agent.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.



Terence Chandler, President

NOT FOR DISTRIBUTION TO UNITED STATES NEWS OR WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330

REDCORP

FILE No. 82-1824

03 JUL 15 AM 7:21

NEWS RELEASE

April 15, 2003 News Release 03-01

Up to $1,800,000
BROKERED PRIVATE PLACEMENT

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") announces that, subject to regulatory acceptance, it will complete a private placement with "accredited investors" in British Columbia, Alberta or Ontario through Dundee Securities Corporation (the "Agent") of up to 3 million units at a price of $0.20 per unit (the "Units") to raise up to $600,000 and up to 6 million flow-through common shares at a price of $0.20 per flow-through share (the "Flow-Through Shares") to raise up to an additional $1,200,000. Each Unit will consist of one common share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional share at a price of $0.25 for one year from closing.

The Agent will be paid a cash fee equal to 8.0% of the gross proceeds raised in the offering. In addition, the Agent will receive broker warrants exercisable for common shares equal in number to 8.0% of the number of Units and Flow-Through Shares sold. The broker warrants will be exercisable at a price of $0.20 per common share for a period of 12 months following the Closing Date.

The gross proceeds from the sale of the Flow-Through Shares will be used by the Company's wholly-owned subsidiary, Redfern Resources Ltd., for the exploration of its Tulsequah Chief property located in British Columbia, Canada. The net proceeds from the sale of the Units will be used for general working capital purposes. Closing is expected to occur on or about May 1, 2003, or such other date as is agreed to between the Company and the Agent.

The Tulsequah Chief project proposes to re-develop the Tulsequah Chief Mine in northwest BC. The Tulsequah Project, which received its Project Approval Certificate in December 2002, incorporates a previously reported historical resource estimate as follows:

Category	Tonnes	Au, gpt	Ag, gpt	Cu %	Pb %	Zn %
Measured and Indicated	5,940,000	2.59	107.41	1.42	1.26	6.72
Inferred	3,000,000	2.42	107.86	1.10	1.19	6.38

This resource was estimated in compliance with the former National Policy 2A standard. The technical report to accompany the resource estimate was the 1995 Feasibility Study by Rescan Engineering Ltd. This historical estimate is relevant as it is the most recent estimate completed for the project. The reliability of the estimate is compatible with the standards set by National Instrument 43-101.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330

REDCORP

The feasibility study is based on a 2500 tonne/day underground mine, mill and flotation processing plant producing a gold-rich gravity concentrate as well as zinc, lead and copper concentrates. Estimated average annual payable metal output, at full production, is 98 million pounds of zinc, 22 million pounds of copper, 10 million pounds of lead, 58,000 ounces of gold and 2.3 million ounces of silver. The resource contains a total of 738,000 ounces of gold and 30.9 million ounces of silver. This is in addition to the significant base metal content of the deposit.

The Tulsequah deposit remains open to expansion at depth and laterally. In addition, excellent potential for the discovery of new deposits exists on the property within the favourable host rocks, which extend for over 10 kilometres. The property also includes another past producing mine, Big Bull, which has seen only limited exploration drilling since shutdown in 1956. No significant exploration drilling program has been conducted anywhere on the 150 km^2 property since the permitting process commenced in 1994.

The proceeds of the financing will allow Redfern to carry out a drill program designed to expand the current resource by targeting prospective extensions of the deposit, which remain open. The emphasis of the proposed program is to explore the down-dip extent of the parallel F-anticline structure adjacent to the existing defined deposit. The F-anticline hosts partially developed extensions of the former producing mine. The down-dip extension of these deposits are virtually untested. New resources developed in this area would add potential mine life and mine planning flexibility to the envisaged operations. In addition, work will be conducted in accordance with conditions of the Project Approval Certificate to advance the design information and operating permits for eventual mine construction and development

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330